

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 24, 2010

Via Facsimile (650) 473-2601 and U.S. Mail

Paul Sieben, Esq.
O'Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025

Re: Authentec, Inc.
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed February 18, 2010 by UPEK, Inc.
        File No. 001-33552

        Forms 425 filed February 18, 2010 by UPEK, Inc.
        File No. 001-33552

Dear Mr. Sieben:

        We have reviewed the above-referenced filings and have the following comments.

Revised Preliminary Schedule 14A

1.   We note your response to prior comments 1 and 4 and the added disclosure in the
        cover letter relating to similar disclosure to that referenced in our prior comment.
        We reissue the comment as it relates to the following statements:

        • that the combined company will have "substantially higher revenue" and "a
          truly leadership intellectual property position." With respect to this bullet
          point and the following one, please quantify supplementally your supporting
          information; and,
        • that the combined company can be a "more profitable company."

2.   We note your response to prior comment 2. We also note that your investor
        presentation filed on February 18, 2010 is for the purpose of soliciting agent
        designations but you describe the proposed merger and its expected benefits.
        Thus, please disclose promptly financial information about UPEK and include in
        your proxy statement audited and pro forma financial statements.

Our Plans for the Special Meeting, page 8

3.   Please revise your disclosure to disclose the substance of the information provided supplementally in Schedule I of your response letter and quantify the information to the extent possible.

Form 425 filed February 18, 2010

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us supplemental support for the following:

- Each of the first eight bullet points in the slide titled "Strategic Benefit." In this respect, please consider explaining in future disclosure the significance of obtaining design wins and whether a design win results in guaranteed revenues from the OEMs or "verticals."
- The first, second and fourth bullet point in the slide titled "What UPEK brings to the combination." With respect to the fourth bullet point, please include in your response, and consider including in your future disclosure, the number of units that have software from all industry participants as a way to compare the significance of your installed based of 20 million units.
- The statement in your press release dated February 18, 2010 that reads: "As an industry participant, UPEK believes that AuthenTec has additionally lost the majority of the business from a second significant PC customer, primarily because UPEK is, and has been, the beneficiary of this business with this significant PC customer. UPEK believes this presumed second loss is material to AuthenTec's business, but has never been publicly reported by AuthenTec."

5.   Refer to the slide titled "UPEK's wireless growth prospects." Please tell us supplementally, with a view toward revised future disclosure, whether any of the listed projects are binding commitments between you and your clients with revenues assured.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions